		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong
Alan F. Denenberg
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

FOIA Confidential Treatment Request

Pursuant to Rule 83 by SMART Global Holdings, Inc.

May 5, 2017

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7919

Attention:	Mr. Tim Buchmiller
Ms. Lynn Dicker
Ms. Tara Harkins
Ms. Amanda Ravitz

Re:	SMART Global Holdings, Inc.
Registration Statement on Form S-1
File No. 333-217539
CIK No. 0001616533

Ladies and Gentlemen:

We are submitting this letter on behalf of SMART Global Holdings, Inc. (the “Company”) to the staff of the Securities and Exchange Commission (the “Staff”) in response to comment number 2 contained in the Staff’s letter dated April 19, 2017 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (file number 333-217539, the “Registration Statement”) in connection with the initial public offering of the Company’s ordinary shares (the “Offering”).

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter that have been omitted and, where applicable, have been marked with asterisks to denote where omissions have been made. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

Estimated Offering Price

We hereby provide the following proposed preliminary price range information relating to the Offering for the Staff’s review. The initial offering price to the public of the Company’s ordinary shares (the “Ordinary Shares”) is expected to be between $[***] and $[***] per share (the “Indicative Price Range”). We advise the Staff, however, that before commencing marketing efforts for the Offering, the Company expects to implement a reverse stock split and reflect such split in the preliminary prospectus. All per share numbers in this letter, including the Indicative Price Range, are pre-split, and therefore are consistent with the Registration Statement.

We further advise the Staff that the actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the Indicative Price Range will not be subject to significant change and that the bona fide price range included in the preliminary prospectus will be a range of two dollars (post-split) and will be within the Indicative Price Range.

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FOIA Confidential Treatment Request

Pursuant to Rule 83 by SMART Global Holdings, Inc.

The midpoint of the Indicative Price Range is $[***] per share. In comparison, the Company’s estimate of the fair value of its shares was $3.01 on each of the option grant dates during the six months ended February 24, 2017 and $5.07 for the option grant date during the period from February 25, 2017 to date.

Historical Fair Value Determination Methodology

The Company’s discussion of share-based compensation is primarily contained in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-Based Compensation”, which has previously been filed, and is included on pages 78 and 79 of the Registration Statement. The Company’s Board of Directors has historically determined the fair value of the Ordinary Shares using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”.

As described beginning on page 78 of the Registration Statement, the Company’s Board of Directors has historically considered various objective and subjective factors such as the value of tangible and intangible assets of the Company, the present value of anticipated future cash flows of the Company, the market value of stock or equity interests in similar corporations and other entities engaged in businesses substantially similar to those in which the Company engaged, the Company’s financial condition and anticipated expenses, its need for additional capital, current and potential strategic relationships and competitive developments, the earnings history and financial performance of the Company, the current prospects and expected operating results of the Company, recent material events in the Company’s operations, a marketability or illiquidity discount and periodic valuations from an independent third-party valuation firm to determine the fair value of the Ordinary Shares.

Determination of Estimated Value

The independent third-party valuations utilized the valuation approaches as follows:

Income Approach

The income approach values a business by focusing on the income-producing capability of a business, and estimates value based on the expectation of future cash flows that a company will generate.

Guideline and Transaction Approach

The guideline and transaction approach values a business by reference to guideline companies for which enterprise values are known, such as publicly traded companies in similar lines of business. This approach has two principal methodologies. The guideline public company methodology derives valuation multiples from the operating data and share prices of similar public companies. The transaction methodology focuses on an analysis of transactions entered into by guideline public or private companies.

Discount for Lack of Marketability

The independent third-party valuations each considered that the Ordinary Shares are not freely tradeable in the public markets. Accordingly, each of the valuations reflects a lack of marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

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FOIA Confidential Treatment Request

Pursuant to Rule 83 by SMART Global Holdings, Inc.

Summary of Equity Awards

The following table summarizes the option grants the Company made in the six months ended February 24, 2017 and the period from February 24, 2017 to date.

Option Grant Date	Number of Shares Underlying Options	Exercise Price Per Share	Ordinary Shares Fair Value Per Share
10-18-2016	39,622	$3.01	$3.01
12-15-2016	31,350	$3.01	$3.01
03-21-2017	1,246,266	$5.07	$5.07

October 18, 2016 Grants

In order to assist the Company’s Board of Directors in determining the estimated fair value per Ordinary Share, the Company retained a firm to conduct an independent third-party valuation as of August 26, 2016 (the “August 2016 Valuation”). The analysis was derived using a 50-50 weighting of the income and guideline and transaction approaches to arrive at the estimated enterprise value. Enterprise value plus outstanding cash was reduced by the outstanding debt balance to arrive at the equity value of the Company. The equity value was allocated between Ordinary Shares and outstanding stock options by an iterative calculation that deducted from the equity value the value of the stock options based on a Black-Scholes estimate using a weighted average expected life of 2.89 years; equity volatility of 33%, based on historical volatility of the comparable companies over the weighted average expected life; and a risk free rate of 0.95%, based on interpolation of the 2- and 3-year treasury rates. The valuation also applied a lack of marketability discount of 10% based on an estimated IPO timing of 18 months.

On October 18, 2016, the Company’s Board of Directors granted options to purchase 39,622 Ordinary Shares with an exercise price of $3.01 per share. In the absence of a public trading market, the Company’s Board of Directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the Ordinary Shares in connection with such grants, including the August 2016 Valuation, relevant business conditions and the other factors discussed above and on pages 78 and 79 of the Registration Statement.

December 15, 2016 Grants

Based on the valuation determination by the Company’s Board of Directors as of October 18, 2016 as described above and the lack of significant developments in the Company’s business since such date, the Company’s Board of Directors granted options to purchase 31,350 Ordinary Shares on December 15, 2016, with an exercise price of $3.01.

March 21, 2017 Grants

In light of developments in the Company’s business and in order to assist the Company’s Board of Directors in determining the estimated fair value per Ordinary Share in connection with future option grants, the Company again retained a firm to conduct an independent third-party valuation as of February 24, 2017 (the “February 2017 Valuation”). As with the August 2016 Valuation, the analysis for the February 2017 Valuation was derived using a 50-50 weighting of the income and guideline and transaction approaches, both of which experienced significant growth as compared to the August 2016 Valuation, resulting in part from improved operating performance by the Company and by an increase in

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FOIA Confidential Treatment Request

Pursuant to Rule 83 by SMART Global Holdings, Inc.

the multiples for the guideline comparable companies, to arrive at the estimated enterprise value. Enterprise value plus outstanding cash was reduced by the outstanding debt balance to arrive at the equity value of the Company. The equity value was allocated between the Ordinary Shares and warrants that the Company issued in November 2016, and the outstanding stock options by an iterative calculation that deducted from the equity value the value of the stock options based on a Black-Scholes estimate using an assumed weighted average expected life was 2.88 years, and the equity volatility assumed was slightly higher than the August 2016 Valuation at 37%, again based on historical volatility of the comparable companies over the weighted average expected life. The risk free rate was increased to 1.35%, again based on interpolation of the 2- and 3-year treasury rates. The warrants were issued in two tranches (as defined in the Registration Statement, the “First Tranche Warrants” and the “Second Tranche Warrants”) with an exercise price of $0.01, and their value was determined based on the value of the underlying Ordinary Shares. The value of the Second Tranche Warrants, which vest in November 2017, were adjusted downward to account for the estimated probability that such warrants would terminate pursuant to the arrangement prior to vesting. The valuation of the Ordinary Shares also assumed a significantly shorter estimated time to liquidity of 6 months and applied a correspondingly lower lack of marketability discount of 5% (as compared to 18 months and 10%, respectively, for the August 2016 Valuation).

The increase in the enterprise value from the August 2016 Valuation to the February 2017 Valuation was derived from the approximate 50% increases in both the income approach value and the guideline and transaction approach value. The Company’s forecasted operating performance and related cash flows in the forecast period increased substantially between the two valuation dates reflecting improvement in the sales volume of the Company’s mobile memory products in Brazil and improvement in the Brazilian economy, along with increased sales in the Company’s Specialty Memory business, as the worldwide Dynamic Random Access Memory (DRAM) market had strengthened. In addition, the Company’s weighted average cost of capital decreased by 1.5% reflecting the fact that the Company’s performance improved over the six months prior to the February 2017 Valuation, as well as the recent turnaround in the memory market in Brazil. These factors resulted in the approximate 50% increase in the income approach value. Similarly, under the guideline public company methodology, the trailing and forward revenue, EBITDA and EBIT amounts used in the valuation had all increased substantially between the two valuation dates for the reasons mentioned. In addition, the market multiples all increased as the trading multiples for the comparable companies improved due to the improvement in the stock market, and the overall result was an approximate 50% increase in the enterprise value. The increase in the enterprise value was partially offset by a reduction in cash balances of $35 million between the two dates. Further, the value of the Ordinary Shares in February 2017 was diluted by the impact of the warrants issued in November 2016.

On March 21, 2017, the Company’s Board of Directors granted options to purchase 1,246,266 Ordinary Shares with an exercise price of $5.07 per share. In addition to the February 2017 Valuation, the Company’s Board of Directors considered various factors in determining the fair value of the Ordinary Shares in connection with such grants, including the Company’s approximate 60% increase in operating income in the second quarter of fiscal 2017 as compared to the fourth quarter of fiscal 2016, its overall improvement in anticipated future cash flows, general improvement in the global specialty memory business and significant improvement in the Company’s Brazilian business.

Summary

We note that, as is typical in initial public offerings, the Indicative Price Range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting this range were the

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FOIA Confidential Treatment Request

Pursuant to Rule 83 by SMART Global Holdings, Inc.

Company’s prospects and the history of and prospects for the specialty memory industry, improvements in the Company’s business in Brazil, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

As mentioned above, the last fair value determination for the Ordinary Shares was made by the Board of Directors of the Company as of March 21, 2017 on the basis of various objective and subjective factors as discussed above, including the February 2017 Valuation. The fair value determination at such date was $5.07 per Ordinary Share, which is within the Indicative Price Range. The Company believes that the relatively minor difference ([***]) between the fair value of the Ordinary Shares as of such date and the midpoint of the Indicative Price Range is a result of differences between the methodologies, approaches and assumptions used by the Company’s Board of Directors in determining fair value, as described above, and the negotiation process engaged in by the Company and the underwriters to determine the Indicative Price Range.

We appreciate your assistance in this matter. Please do not hesitate to contact me by telephone at (650) 752-2004 or by email at alan.denenberg@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Iain MacKenzie, SMART Global Holdings, Inc.

Jack Pacheco, SMART Global Holdings, Inc.

Bruce Goldberg, SMART Global Holdings, Inc.

Tad Freese, Latham & Watkins LLP